Filed by: CareInsite, Inc.
                                    This communication is filed
                                    pursuant to Rules 165 and
                                    425 promulgated under the
                                    Securities Act of 1933, as
                                    amended.
                                    Subject Company: CareInsite, Inc.
                                    Commission File Number: 000-26345

Investors are urged to read the various filings of CareInsite, Inc., Medical Manager Corporation and Healtheon/WebMD Corporation that have been filed and will be filed with the Securities and Exchange Commission with respect to the pending acquisitions of Medical Manager and CareInsite by Healtheon/WebMD, including the proxy statement/registration statement that is required to be filed with respect to the pending acquisitions. The Securities and Exchange Commission filings are available to the public at the Securities and Exchange Commission's web site at http://www.sec.gov. Investors can also obtain free copies of the documents relating to CareInsite by contacting the CareInsite Investor Relations department at CareInsite, Inc., 669 River Drive, Center 2, Elmwood Park, New Jersey 07407, (201) 703-3400, http://www.careinsite.com.

         SET FORTH BELOW IS A JOINT PRESS RELEASE ISSUED ON MAY 31, 2000 BY CAREINSITE, MEDICAL MANAGER AND HEALTHEON/WebMD. Other than historical information set forth therein, the press release set forth below contains forward-looking statements that involve risks and uncertainties, including those relating to the ability of Healthon/WebMD, Medical Manager and CareInsite's services to improve healthcare, decrease clinical and administrative costs and inefficiencies and accelerate physician adoption. Actual results could be materially different from those discussed in the press release set forth below. Factors that could cause actual results to differ include, among others: the companies' limited operating histories, continued growth in the use of the Internet, and acceptance of the Internet as a secure medium over which to conduct transactions. Additional risks associated with the companies' businesses can be found in the companies' periodic filings with the SEC.

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Healtheon/WebMD, Medical Manager, and
CareInsite Receive Requests For
Additional Information on Proposed Agreement

ATLANTA and ELMWOOD PARK, N.J., May 31 /PRNewswire/ -- Healtheon/WebMD Corp. (Nasdaq: HLTH - news), Medical Manager Corporation (Nasdaq: MMGR - news), and its publicly traded subsidiary, CareInsite Inc. (Nasdaq: CARI - news) today announced that they had each received a regulatory request for additional information in connection with their application for Hart-Scott-Rodino clearance of the proposed agreement for Healtheon/WebMD to acquire Medical Manager and CareInsite, which was announced on February 14, 2000.

The requests extend the waiting period for Hart-Scott-Rodino clearance, during which Healtheon/WebMD, Medical Manager, and CareInsite cannot close the transaction, until 20 days following substantial compliance by the parties with the regulatory request.

About Healtheon/WebMD

Healtheon/WebMD is the first end-to-end, Internet healthcare company connecting physicians and consumers to the entire healthcare industry. Healtheon/WebMD is using the Internet to facilitate a new system for the delivery of healthcare, resulting in a single, secure environment for all communications and transactions that will enable a more efficient and cost effective healthcare system. Healtheon/WebMD has its corporate headquarters in Atlanta, GA and its technology headquarters in Santa Clara, CA. For more information visit http://www.webmd.com .

About Medical Manager Corporation

Medical Manager Corporation operates three lines of business. Medical Manager Health Systems is a leading provider of physician practice management systems. Porex Corporation is a leader in the development, manufacturing and distribution of porous and solid plastic products. CareInsite, Inc. provides innovative healthcare network and clinical communications services that leverage Internet technology to enable the confidential exchange of clinical, administrative and financial information among physicians and their patients, and affiliated health plans, providers and suppliers.

About CareInsite, Inc.

CareInsite, Inc. provides innovative healthcare network and clinical communications services that leverage Internet technology to enable the confidential exchange of clinical, administrative and financial

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information among physicians and their patients, and affiliated health plans, providers and suppliers. The Company's services are designed to improve the quality of patient care and reduce the administrative and clinical costs of healthcare. CareInsite is a 68% owned subsidiary of Medical Manager Corporation.